Mail Stop 4561

      December 21, 2006

Dennis D. Powell
Senior Vice President and
Chief Financial Officer
Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706

	Re:	Cisco Systems, Inc.
   Form 10-K for the Fiscal Year Ended
   July 29, 2006
		Filed September 18, 2006
		File No. 000-18225

Dear Mr. Powell:

	We have the following additional comments regarding your Form
10-K.

1. We note from your company website and a public report that you may have operations in Syria, a country identified as a state sponsor of terrorism by the State Department and subject to export controls and sanctions administered by the Commerce Department`s Bureau of Industry and Security and the Treasury Department`s Office of Foreign
Assets Control. Your Form 10-K discloses that you have operations in the Middle East but does not contain information relating specifically to operations in or contacts with Syria. Please describe your current, past and anticipated operations in and contacts with Syria, if any, including through subsidiaries, affiliates and other direct and indirect arrangements.






2. Discuss the materiality to you of the operations and contacts described in your response to the foregoing comment, in light of Syria`s status as a state sponsor of terrorism. Please also discuss whether the operations or contacts constitute a material investment risk to your security holders. Please describe the extent to which the government of Syria or entities controlled by it are intermediaries or receive financing in connection with your operations associated with that country.

3. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Syria. Please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value.

For example, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. We note also that the Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies operating in Syria.

Please also address the impact of your regulatory compliance programs, such as programs designed to prevent terrorism funding, which cover operations and contacts associated with Syria, and any internal risk assessment undertaken in connection with business in Syria.

      * * * * *

      You may contact me at (202) 551-3730 if you have questions regarding these comments.

							Sincerely,


							Barbara C. Jacobs
							Assistant Director
Dennis D. Powell
Cisco Systems, Inc.
December 21, 2006
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